October 13, 2020
VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE
Washington, D.C. 20549

Attn:	Mitchell Austin

Re:	Flying Eagle Acquisition Corp.

Registration Statement on Form S-4

Dated September 4, 2020

File No. 333-248638

Dear Mr. Austin:

On behalf of our client, Flying Eagle Acquisition Corp., a Delaware corporation (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-4 dated September 4, 2020 (the “Registration Statement”) contained in the Staff’s letter dated October 6, 2020 (the “Comment Letter”).

For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement.

Cover Page

1.	You disclose here and elsewhere how the Cash Consideration will be calculated and total merger consideration will be determined. We encourage you to provide context to this discussion by explaining the reasons for structuring the consideration in this manner. For example, explain why you are offering both cash and stock, why the amount of cash that can be elected has been capped in both total amount and the percentage of a Skillz stockholder's total shares, why you are subtracting $250 million from the cash consideration and why certain shareholders have entered into irrevocable cash and stock elections (disclosing the amount of New Skillz shares represented by the stock elections). Furthermore, please provide an estimated range of the Cash Consideration based upon no redemptions, the maximum amount of redemptions that allow the company to meet the Minimum Proceeds Condition of $550 million, and the current or estimated amount of Skillz’ cash and cash equivalents. Finally, provide a cross-reference to disclosure later in the document that provides examples of the amount of cash and New Skillz shares a Skillz shareholder could receive per share under different scenarios.

Response: The Company has revised the disclosures on the cover page and on pages 11, 12, 25, 26, 86 and 159 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission October 13, 2020

2.	You disclose that Mr. Andrew Paradise, your founder and CEO, is expected to have over 80% of the combined voting power of the company and will control it. Please revise to clarify that the company will be a “controlled company” pursuant to NYSE listing standards and provide a cross-reference to a longer discussion of the effects of this status.

Response: The Company has revised the disclosure on the cover page of Amendment No. 1 to address the Staff’s comment.

3.	Disclosure indicates that the percentage of outstanding shares of FEAC Class A common stock subject to the Voting Agreements, taken together with the Sponsor’s agreement to vote in favor of the Business Combination, is approximately 28%. Please separately disclose the percentage of FEAC Class A common stock subject to Voting Agreements that are not held by any of the Sponsors.

Response: The Company has revised the disclosures on the cover page and on page 11 of Amendment No. 1 to address the Staff’s comment.

Questions and Answers About the Business Combination and the Special Meeting

What FEAC Stockholder vote is required for the approval of each proposal brought before the Special

Meeting…?, page 10

4.	You disclose that FEAC stockholders owning approximately 28% of the shares have entered into voting agreements to vote in favor of the business combination proposal. You then disclose the percentage of remaining shares needed to vote for the business combination proposal if all FEAC's outstanding shares were voted. Since the business combination proposal requires only the affirmative vote of the majority of the votes cast by FEAC stockholders, also disclose the percentage of remaining shares needed to vote for the business combination proposal if only a quorum of FEAC shares are present.

Response: The Company has revised the disclosure on page 11 of Amendment No. 1 to address the Staff’s comment.

What equity stake will current FEAC Stockholders and Skillz stockholders hold…?, pg. 12

5.	To balance the disclosure about the equity stake in New Skillz after the business combination, please provide a separate question and answer with a table regarding the voting interests after the business combination. In each table, provide a separate row for Mr. Andrew Paradise and his affiliates and for the PIPE investors.

Response: The Company has revised the disclosure on page 14 of Amendment No. 1 to address the Staff’s comment.

U.S. Securities and Exchange Commission October 13, 2020

What happens if a substantial number of the public stockholders vote in favor...?, page 13

6.	You state here that the consummation of the Business Combination is conditioned upon FEAC having a certain amount of cash available at closing. Please quantify this Minimum Proceeds Condition. In the event Skillz does waive this condition, please clarify how you intend to communicate this to your stockholders.

Response: The Company has revised the disclosure on page 15 of Amendment No. 1 to address the Staff’s comment.

Summary of the Proxy Statement/Prospectus

FEAC’s Board of Directors’ Reasons for Approval of the Business Combination, page 27

7.	In discussing Skillz user engagement you refer to customers that have proven engaging and sticky. You further state that as its platform offers more content, Skillz customers have played more games. Please clarify how you define customers in this disclosure or consider revising such reference. In this regard, we note that Skillz has determined that the game developer is their customer for financial reporting purposes. This comment applies to disclosure throughout your filing.

Response: The Company has revised the disclosure on page 29 and throughout Amendment No. 1 to address the Staff's comment. Skillz’s sole customer is the game developer.

Risk Factors

New Skillz's certificate of incorporation designates the Court of Chancery..., page 52

8.	We note that your exclusive forum provision designates the federal district courts of the United States as the exclusive forum for Securities Act claims. Please state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Additionally, highlight potential enforceability concerns in light of the fact that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder

Response: The Company has revised the disclosure on page 53 of Amendment No. 1 to address the Staff’s comment.

We rely on games developed by a limited number of third party developer partners…, page 54

9.	You disclose that the agreements with game developers are subject to termination in certain circumstances. Please revise to describe the termination provisions related to these agreements. In this regard, on page F-33 you state that agreements with game developers can generally be terminated for convenience by either party upon thirty days prior written notice.

U.S. Securities and Exchange Commission October 13, 2020

Response: In response to the Staff’s comment we have deleted the reference to “termination in certain circumstances” and clarified the disclosure on page 55 of Amendment No. 1 to address the termination provisions relating to the Company’s agreements with its top two developers. Furthermore, we deleted risk factors that originally appeared on pages 53 and 58 of the Registration Statement, because they were duplicative of risk factors appearing on pages 62 and 64 of the Registration Statement. We also updated and clarified our disclosure on page F-33 and made specific reference to the agreements with our largest game developers.

10.	You disclose that games provided by two developer partners accounted for 83% and 7% of your revenue for the year ended December 31, 2019 and 66% and 21% of your revenue for the 6 months ended June 30, 2020. Please revise here or elsewhere to identify these two developers and to summarize the material terms of your agreements with these developers, such as the terms of the agreements, termination provisions or exclusivity provisions. Additionally, in light of the significance of the developer whose games accounted for 83% and 66% of your revenue for the year ended December 31, 2019 and the 6 months ended June 30, 2020, respectively, please file material agreements with this developer or tell us why this is not required. Consider Item 601(b)(10)(ii)(b) of Regulation S-K. Lastly, to the extent any single game accounted for a material portion of your revenue, please revise to identify the game and to include a discussion of the related risks.

Response: In light of the Staff’s comment we have addressed reliance on single games (and related developers) in a revised risk factor on page 56 of Amendment No. 1. We have also identified the names of the top two developers and provided a summary of the contractual terms with such developers.

The Company respectfully submits that the agreement with our top developer is not required to be filed as a material contract for several reasons. First, the agreement is a contract of a nature that is entered in the ordinary course by the Company. Second, the agreement is not, by its express terms, long-term in nature and may be terminated by either party on 30 days' notice. In light of this termination provision, the Company does not rely solely on the contract to establish and retain a long-term relationship with the developer. The Company would submit that retaining this ongoing relationship is more dependent on the quality and level of service provided by the Company and the ability of the Company's platform to offer the developer a compelling opportunity to monetize a growing base of end users. The Company would further submit that the risks to the Company's business associated with the failure to provide such service and demonstrate this ability are adequately addressed in Amendment No. 1.

Vote Required and FEAC Board Recommendation, page 80

11.	Please disclose whether holders of FEAC Class A and Class B common stock will vote together as a single class on the proposals.

Response: The Company has revised the disclosure on page 80 of Amendment No. 1 to address the Staff’s comment.

The Business Combination Proposal

Background of the Business Combination, page 88

12.	You indicate that the FEAC board supported the retention of Skillz’s super-voting governance structure. Please indicate how the combined company’s super-voting corporate governance structure compares to Skillz’s corporate governance structure. For example, disclose whether Mr. Paradise will have more votes or other rights in the combined company than he currently has in Skillz.

Response: The Company has revised the disclosure on page 90 of Amendment No. 1 to address the Staff’s comment.

FEAC’s Board of Directors’ Reasons for Approval of the Business Combination, page 91

U.S. Securities and Exchange Commission October 13, 2020

13.	You discuss many positive factors related to Skillz’s business that FEAC’s board considered when deciding to approve the acquisition. While we note a discussion of certain negative factors, it appears they would be applicable to any acquisition FEAC would make. Accordingly, please revise to balance your disclosure by also discussing material negative factors related to Skillz’s business and the structure of the business combination that were considered by the FEAC board. For example, if the board considered regulatory risks related to Skillz’s business operations, its reliance on two game developers or the institution of a dual-class, super-voting governance structure, please discuss these and other material negative factors here and in the related Q&A on page 14.

Response: The Company has revised the disclosure on pages 15, 16 and 95 of Amendment No. 1 to address the Staff’s comment.

Satisfaction of 80% Test, page 94

14.	Please discuss how the FEAC board determined the $3.5 billion valuation of Skillz. Discuss the material projections and other analyses the board considered. In this regard, we note references on pages 89-93 to the evaluation of financial information, projections and comparable companies, including the creation of an independent financial model in conjunction with management of Skillz, financial models prepared by each respective company, and projections of net revenue and gross margin for 2020 and of EBIDTA margins in the future.

Response: The Company has revised the disclosure on pages 95 and 96 of Amendment No. 1 to address the Staff’s comment.

The Advisory Charter Proposals, page 120

15.	We note your disclosure indicating that you are providing shareholders the opportunity to separately vote upon numerous charter provisions in the proposed charter “in accordance with SEC guidance.” Clarify that you are giving shareholders the opportunity to present their separate views on important corporate governance provisions.

Response: The Company has revised the disclosure on page 122 of Amendment No. 1 to address the Staff’s comment.

Unaudited Pro Forma Condensed Combined Financial Statements

Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 146

16.	To facilitate an understanding of the changes to the company’s capital structure, please provide the number of shares related to each pro forma adjustment. Also, disclose the impact of Skillz restricted shares for which vesting will accelerate upon the merger. Lastly, include summarized disclosure of the historical and pro forma Class A and B common shares outstanding under each redemption scenario.

U.S. Securities and Exchange Commission October 13, 2020

Response: The Company has revised the disclosures in Note 2(k), 2(l) and 2(m) of the “Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet” on page 148 of Amendment No. 1 to reflect the number of shares related to each of these pro forma adjustments.

The Skillz restricted shares were initially granted to certain executives as stock options and were early exercised for Skillz restricted shares, subject to the same vesting conditions as the initial stock option grants. The adjustment described in Note 2(o) of the “Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet” reflects the aggregate compensation cost associated with awards for which vesting occurs upon the occurrence of certain defined liquidity events, including the Business Combination. The Company has revised the disclosures in Note 2(o) of the “Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet” on page 148 of Amendment No. 1 to disaggregate the adjustment between compensation cost related to unexercised stock options and compensation cost related to the restricted shares issued upon the early exercise of the stock options.

The Company has also revised the disclosures in Note 2(m) of the “Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet” on page 148 of Amendment No. 1 to include the number of historical common shares of Skillz and pro forma Class A and Class B common shares outstanding of the post-combination company.

Loss per Share, page 147

17.	Please discuss your treatment of the dual-class structure for pro forma loss per share calculations. Quantify the number of shares underlying the warrants that were excluded from the calculation of pro forma diluted loss per share. Also, explain why the Earnout Shares are not considered participating securities and disclose ownership rights that may exist while such shares are in escrow.

Response: Under the dual-class structure, New Skillz Class B common stock will have the same economic terms as the New Skillz Class A common stock. While each share of New Skillz Class B common stock will have twenty votes, as opposed to one vote for each share of New Skillz Class A common stock, holders of all classes of New Skillz common stock will vote together as a single class and will share ratably if and when any dividend is declared by New Skillz. As both classes of New Skillz common stock share the same dividend participation rights and economic terms, the undistributed losses would be allocated equally to each class of common stock. In other words, New Skillz Class A common stock and New Skillz Class B common stock will have the same basic and diluted loss per share amounts. As such, the pro forma loss per share was calculated based on pro forma net loss divided by the weighted average shares outstanding for New Skillz Class A and New Skillz Class B common stock combined.

The Company has revised the disclosures on page 149 of Amendment No. 1 to include the number of shares underlying the FEAC warrants, which are excluded from the calculation of pro forma diluted loss per share.

Pursuant to the Earnout Escrow Agreement, the holder of the Earnout Shares shall retain all voting rights and other shareholder rights while such shares are in escrow. Any dividend or other distribution for which the Earnout Shares participate shall be distributed to and held by the Earnout Escrow Agent, and shall be released by the Earnout Escrow Agent, together with the Earnout Shares, when the triggering events pertaining to the Earnout Shares occur. In the event of a forfeiture of the Earnout Shares, the applicable portion of any dividend or other distribution on any Earnout Shares are to be released and forfeited to the Company. As such, the Earnout Shares are not considered participating securities because the holder does not have the nonforfeitable right to participate in the distribution of earnings with the common shareholders if the earnout conditions are not satisfied. Further, as the Company is in a loss position for the periods presented, inclusion of the Earnout Shares in the denominator would reduce the loss per share amount and result in anti-dilution.

U.S. Securities and Exchange Commission October 13, 2020

18.	Please provide us with your calculations that support the weighted average Current Skillz stockholders’ shares outstanding on both a no redemption and maximum redemption basis. Also, explain how this compares to the 297.9 million of Class A and Class B common shares being registered in this offering.

Response: The Company has revised the disclosures on page 149 of Amendment No. 1 to update the weighted average shares outstanding. The pro forma shares attributable to current Skillz stockholders are calculated by applying the Exchange Ratio to the following:

•	Historical Skillz common stock of 422.2 million shares as of the date of the initial filing of the proxy statement/prospectus, which includes the additional issuance and sale of 0.4 million shares of Skillz Series E redeemable convertible preferred stock as described in Note 2(f), and reflects the conversion of Skillz preferred stock into Skillz common stock as described in Note 2(k), less

•	81.6 million shares of Skillz common stock exchanged for cash consideration assuming no redemption and 42.0 million shares of Skillz common stock exchanged for cash consideration assuming maximum redemption.

As described in the loss per share footnote, the net loss per share is calculated using the historical weighted average shares outstanding and the pro forma issuance of additional shares in connection with the Business Combination, assuming the shares were issued and outstanding since January 1, 2019. As the Business Combination and related transactions are being reflected on a pro forma basis as if they had occurred at the beginning of the periods presented, the calculation of pro forma weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issuable relating to the Business Combination have been outstanding for the entire periods presented.

The Company has revised the number of shares being registered in the offering in Amendment No. 1 to reflect 206.6 million Class A common shares, inclusive of 3.6 million Class A common shares reserved for issuance upon the settlement of Skillz warrants outstanding, and 81.0 million Class B common shares. This implies that a total of 284.0 million New Skillz Class A and Class B common shares, excluding the Class A common shares reserved for the settlement of Skillz warrants, will be issuable and attributable to current Skillz stockholders upon the consummation of the Business Combination, assuming maximum redemption, which results in more shares attributable to current Skillz stockholders than assuming no redemption. The pro forma weighted average current Skillz stockholders’ shares outstanding assuming maximum redemption has been updated in Amendment No. 1 to reflect 283.7 million New Skillz common shares. The difference in shares is attributable to different cash on hand balances used in the determination of the aggregate cash electing shares assuming maximum redemption, as the pro forma weighted average shares attributable to current Skillz stockholders is determined based on cash on hand as of June 30, 2020, the pro forma balance sheet date, whereas the number of shares being registered is determined based on the estimated cash on hand as of September 30, 2020.

U.S. Securities and Exchange Commission October 13, 2020

Business of New Skillz

Overview, page 162

19.	You state that in 2020 you expect to power more than two billion tournaments and facilitate $1.6 billion in paid entry fees on your platform. Please revise to clarify how you define powering a tournament. Also, tell us and revise to disclose the number of tournaments and GMV for each period in which financial statements are provided. Lastly, disclose the expected revenues to be generated from the anticipated fees.

Response: The Company has revised the disclosure on page 165 of Amendment No. 1 to address the Staff’s comment. By “powering a tournament” we mean hosting a competition on our platform.

20.	Please balance the disclosure of your revenues for 2018, 2019 and the first six months of 2020 with disclosure of your net losses for the same periods.

Response: The Company has revised the disclosure on pages 166 of Amendment No. 1 to address the Staff’s comment.

Our Developer Community, page 167

21.	You state that as of June 30, 2020, you had over 9,000 registered game developers that have launched a game on your system. To add context to this disclosure, please revise here to also clarify that during fiscal 2019 and to date in fiscal 2020 you generated approximately 90% and 82% of your revenues, respectively from two developers. Similar disclosures should be made in your MD&A Overview discussion.

Response: The Company has revised the disclosure on pages 170 and 180 of Amendment No. 1 to address the Staff’s comment.

Regulation, page 172

22.	You state that you use proprietary algorithms and data science tools to ensure that the degree of skill involved in games on your platform is sufficient to comply with applicable state gambling and skill-based gaming laws, and also that these laws are subject to interpretation and evolving. Please clarify whether you have received some type of confirmation from the relevant government authorities, such as in the form of a license or other approval, that the games on your platform are in compliance with existing federal and state laws or whether this is based on your belief. In addition, disclose the 41 states and jurisdictions in which you operate.

U.S. Securities and Exchange Commission October 13, 2020

Response: The Company has revised the disclosure on page 176 of Amendment No. 1 to address the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

Skillz

Overview, page 176

23.	You state that your platform hosts an average of 5 million daily tournaments. Please clarify whether this includes both paid and free contests. Also, balance your disclosure of GMV with a discussion of revenue here.

Response: The Company has revised the disclosure on page 180 of Amendment No. 1 to address the Staff’s comment.

Our Financial Model, page 176

24.	On page 71 you identify MAU and ARPU as key metrics. Please disclose MAU and ARPU for each period presented, as well as any other metrics you use in monitoring your ability to attract and retain users. Also, revise your definition of MAU to clarify whether this measure includes both paying and non-paying users. Tell us the number of paying users for each period and specifically tell us whether this is a metric used to manage your business and if not, explain why. Also, please discuss how you monitor your ability to convert active users to paying users, quantifying any additional metrics used for each period presented. In this regard, we note your disclosure on page 164 that only 10% of your MAUs enter into paid contests. Refer to Item 303(a)(3) of Regulation S-K and Section I of SEC Release No. 33-10751.

Please disclose MAU and ARPU for each period presented, as well as any other metrics you use in monitoring your ability to attract and retain users.

Response: The Company has revised the disclosure on page 180 of Amendment No. 1 to address the Staff’s comment.

Also, revise your definition of MAU to clarify whether this measure includes both paying and non-paying users.

Response: The Company has revised the disclosure on page 4 of Amendment No. 1 to address the Staff’s comment regarding the definition of MAU.

Tell us the number of paying users for each period and specifically tell us whether this is a metric used to manage your business and if not, explain why. Also, please discuss how you monitor your ability to convert active users to paying users, quantifying any additional metrics used for each period presented. In this regard, we note your disclosure on page 164 that only 10% of your MAUs enter into paid contests. Refer to Item 303(a)(3) of Regulation S-K and Section I of SEC Release No. 33-10751.

Response: Paying MAU for the six months ended June 30, 2020 and 2019, was 280,000 and 151,000, respectively. Paying MAU for 2019 and 2018 was 161,000 and 77,000, respectively. Paying MAU is not a primary metric that we use to manage our business as our primary focus is on growing the total user traffic on our platform. Our focus on growing total user traffic is based on the expectation that, over time, we will be able to monetize all users as the content on our platform evolves and we add new forms of monetization such as advertising.  We monitor the ability to convert active users to paying users based on the percentage of acquired users who deposit cash through our platform.

Historically, the percentage of MAU that are paying users has been stable and this metric has not been a significant or material driver for the financial results for the periods presented.

U.S. Securities and Exchange Commission October 13, 2020

25.	In describing the extent of user engagement, you disclose that in 2019 paying users spent an average of 62 minutes per day on your platform. Please tell us how this average was determined and whether it is consistent throughout the year. Also, for comparison purposes, disclose the averages for fiscal 2018 and the 6 months ended June 30, 2020.

Response: The Company has revised the disclosure on page 181 of Amendment No. 1 to address the Staff’s comment. We calculate the applicable averages by multiplying the number of games played by paying users by four minutes per game, which is the average time it takes to complete a competition.

26.	Throughout the filing, you refer to unit economics numerous times. You also reference an estimated four-month customer payback period and a three-year lifetime value of 4.7 times total user acquisition costs, and you state that once acquired, each user cohort contributes predictable revenue over the cohort's life. Please address the following as it relates to these disclosures:

•	Describe what you consider to be the "unit" and the reasons for this determination;
•	Disclose how you define cohort and clarify at what point you consider a user and/or user cohort to be acquired;
•	Clarify how you calculate the life-time value of your cohorts and average payback period;
•	Describe the types of costs that are considered user acquisition costs and clarify whether this includes referral fees paid to affiliates; and
•	Explain how user incentives are considered in your unit economics analyses, including incentives classified within sales and marketing that may directly relate to game play.

•	Describe what you consider to be the "unit" and the reasons for this determination;

Response: We consider a unit to be a paying user, as we are measuring the return on the marketing investment to acquire a paying user.

•	Disclose how you define cohort and clarify at what point you consider a user and/or user cohort to be acquired;

Response: The Company has revised the disclosure on page 181 of Amendment No. 1 to address the Staff’s comment.

•	Clarify how you calculate the life-time value of your cohorts and average payback period;

Response: Life-time value is calculated as the cumulative gross profit for a cohort using a standard gross profit margin of 96% across all cohorts. This percentage represents the estimated marginal gross profit margin from an additional user on the platform. Average payback period is calculated by determining when the cumulative gross profit of a cohort is larger than the marketing cost used to acquire the cohort.

•	Describe the types of costs that are considered user acquisition costs and clarify whether this includes referral fees paid to affiliates; and

Response: User acquisition costs include marketing spend to acquire new users. This includes spend on digital ad networks, offline marketing channels, and affiliate referral fees.

•	Explain how user incentives are considered in your unit economics analyses, including incentives classified within sales and marketing that may directly relate to game play.

User incentives classified within sales and marketing expense are not included in our unit economics analyses. User incentives recorded as a reduction of revenue are included in such analyses. Many of these incentive programs are not yet optimized and are not expected to scale linearly with revenue.  Based on the disclosure in the financial statements regarding the portion of user incentives included in sales and marketing expense, an investor would be able to arrive at their own conclusion regarding whether to deduct these costs from the unit economics analysis we have provided.

U.S. Securities and Exchange Commission October 13, 2020

27.	Please describe your affiliate partner program, the significance of revenues generated from affiliate referrals, and how fees paid to affiliates impact your results of operations. Also, tell us how you account for such fees, including how they are presented in your income statement. If there are any trends in the proportion of revenues earned through affiliates, disclose such trends and the impact on your results operations. In your response, please tell us the gross entry fees from users acquired through affiliate partners, the net revenues reported, amount of referral fees paid to affiliates, and the amount of referral fees shared with game developers based on the developer terms of service for each period presented. Please refer to Item 303(a)(3)(ii) of Form 10-K and Part III.B of SEC Release 33-8350.

Response: Revenues generated from affiliate referrals and amounts due to affiliate partners have been immaterial (and less than $500,000) for the years ended December 31, 2019 and 2018, and the six months ended June 30, 2020 and 2019. Fees paid to affiliates are a function of the revenue generated from end-users acquired by the affiliate partner multiplied by a tiered referral fee. Amounts due to affiliates are classified as marketing expenses, and their fees are shared with game developers based on the developer terms of service for each period presented. In accordance with Item 303(a)(3)(ii) of Form 10-K and Part III.B of SEC Release 33-8350, the Company has not disclosed any trends or uncertainties as the affiliate program has not had and is not reasonably likely to have a material (favorable or unfavorable) impact on income from continuing operations.

28.	You define Take Rate as the percentage of the entry fees retained by Skillz for each paid contest, after prizes and incentives for players and the profit share to developers. Please clarify the specific costs, prizes, and end user incentives that are deducted from the player entry fees in arriving at the amount that is shared with developers. Clarify what portion of this amount is paid to the developer. In this regard, you state that Skillz withholds 16-20% of the total entry fees when distributing prize money as a commission. Explain further how the commissions withheld relates to the portion paid to the developer. Also, disclose the specific costs, prizes and end user incentives that are deducted from the company’s share in arriving at your take rate and specifically address how league prizes are factored into your calculations.

You define Take Rate as the percentage of the entry fees retained by Skillz for each paid contest, after prizes and incentives for players and the profit share to developers. Please clarify the specific costs, prizes, and end user incentives that are deducted from the player entry fees in arriving at the amount that is shared with developers.

Response: The Company’s Take Rate is calculated by dividing Skillz revenue by total entry fees paid by end-users. The Company’s revenue is calculated as total entry fees after deducting end-user prize money (i.e. winnings from the Competitions), end-user incentives accounted for as reduction of revenue (as fully discussed in Note 2 to the annual financial statements) and the profit share paid to developers (as further described below).

Clarify what portion of this amount is paid to the developer.

Response: The amount that is paid to each developer is calculated monthly based on the developer terms of service, using the following inputs:

U.S. Securities and Exchange Commission October 13, 2020

•	System wide net deposits – net cash deposits from end-users (i.e., cash deposits less expected cash withdrawals) across the entire Skillz platform for a given month.
•	Network fee of 10% that is fixed and consistent across all games.
•	Entry fees for the game developer as a percentage of system wide entry fees for a given month.
•	Third party marketing expenses (e.g., costs of online advertising networks and social media platforms) specific to the game.
•	Revenue share percentage (as specified in the developer terms of service).

The developer’s share of the profit payment is determined based on the following formula using these inputs:

[System wide net deposits x (1 - network fee) x (entry fees for the developer’s game as a percentage of system wide entry fees) - third party marketing expenses] x revenue share percentage

The inputs used to calculate the payments to developers do not include any end-user incentives, including League prizes.

In this regard, you state that Skillz withholds 16- 20% of the total entry fees when distributing prize money as a commission. Explain further how the commissions withheld relates to the portion paid to the developer.

Response: The commissions withheld by Skillz represent the total amount to be shared by Skillz and the game developer calculated as the difference between total entry fees and end-user prize money (i.e. winnings from the Competitions), and generally represents 16% -20% of the total entry fees. A portion of the commission withheld is paid to the developer based on the profit share formula described above.

Also, disclose the specific costs, prizes and end user incentives that are deducted from the Company’s share in arriving at your take rate and specifically address how league prizes are factored into your calculations.

Response: The Company has revised the disclosure on pages 6 and 181 of Amendment No. 1 to address the Staff’s comment. The new disclosure clarifies that only end-user incentives accounted for as a reduction of revenue (as fully discussed in Note 2 to the annual financial statements) are factored in the calculation of the Take Rate and, accordingly, League prizes are not an input.

Material U.S. Federal Income Tax Considerations, page 234

29.	You state that this section “is a discussion of certain material U.S. federal income tax considerations for holders of shares of FEAC Class A common stock that receive shares of FEAC Class A common stock in the Business Combination or that elect to have their FEAC Class A common stock redeemed for cash if the Business Combination is completed.” Please revise to discuss the material tax consequences of the business combination to each company's shareholders and the company. In this regard, the merger agreement indicates that the parties intend for the merger and related transactions to be tax free either under Section 368(a) or Section 351 of the Internal Revenue Code. If you believe the business combination will be tax free, please disclose an opinion of counsel that supports this conclusion. Furthermore, indicate that the receipt of a tax opinion as to the tax free nature of the transaction is not a condition to the merger. Also provide summary and risk factor disclosure to address the tax consequences. Refer to Item 601(b)(8) of Regulation S-K and our Staff Legal Bulletin No. 19.

U.S. Securities and Exchange Commission October 13, 2020

Response: The Company has revised the disclosure on pages 240 and 241 of Amendment No. 1 to address the Staff’s comment and will file an opinion of counsel as Exhibit 8.1 in a subsequent filing.

Skillz Inc. Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-32

30.	You state that monetization services provided to developers includes running third-party marketing campaigns and that the various monetization activities are considered a single performance obligation. Please describe for us the nature of the third-party marketing activities and explain why these activities are not distinct from the other monetization services activities. Refer to ASC 606-10-25-21. In this regard we note in the investor presentation filed as Exhibit 99.2 of your September 2, 2020 Form 8-K you refer to Skillz offering Marketing-as-a-Service. Also, tell whether you are the principal or agent for these services.

Response: In response to the Staff’s comment, as part of our Monetization services provided to the game developer, Skillz runs end-user marketing campaigns for the game developer, designed to generate app installs, usually achieved by data-driven mobile advertising campaigns with main-stream online advertising networks and social media platforms.

In accordance with ASC 606-10-25-21, we have determined that the marketing campaigns we run for the game developer do not represent a separate performance obligation as they are an input that is combined with other services (e.g., end-user registration, end-user matching, billing and settlement and fraud & fair play) to comprise our Monetization services, which enable the game developers to provide paid Competitions to the end-users. The marketing campaigns, which involve third-party costs incurred by Skillz to acquire users or generate app installations, are part of the integrated Monetization services for which Skillz receives compensation through its monthly profit share of the commission earned from paid Competitions. Skillz contracts directly with the advertising networks and social media platforms and assumes the risks associated with the marketing campaigns as we are only compensated for providing marketing services if end-users participate in paid Competitions offered by the game developer. As a result, we have concluded the risks associated with the marketing campaigns are not separate from the other activities comprising the Monetization services.

U.S. Securities and Exchange Commission October 13, 2020

In slide 25 of the investor presentation filed as Exhibit 99.2 of the September 2, 2020 Form 8-K, titled “Developer Solutions” and “ Key Features” we note the phrase “Marketing-as-a-Service”, which relates to the aforementioned marketing campaigns that are part of our single performance obligation, to provide Monetization services to the game developer.

We believe that the determination of our performance obligation in accordance with ASC 606-10-25-21 is judgmental. As a result, we have also considered whether we control the marketing services were they to be accounted for as a distinct performance obligation, and we evaluated under this view whether Skillz is the principal as it relates to providing the marketing services. Under ASC 606-10-55-37, an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. We have assessed whether we control the marketing services before it is transferred to the game developer and the indicators of control provided in ASC 606-10-55-39.

1.	Assessment of control

Control is described in ASC 606-10-25-25 as follows: “Control of an asset refers to the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset. The benefits of an asset are the potential cash flows (inflows or savings in outflows) that can be obtained directly or indirectly in many ways.”

We believe we control the marketing services as follows:

•	We control the marketing services as we have the right to direct the third-party online advertising networks and social media platforms to provide the specified service on our behalf, in accordance with ASC 606-10-55-37A(b). The ability to direct the third-parties is evidenced in part by the fact that we enter into contracts directly with the third-parties providing the marketing services, and there is no contractual agreement between the third-parties and the game developer.

•	We direct the rights and benefits of the marketing services because we determine whether or not to run a campaign for a specific game, when to run it, which third-party advertiser to engage, how much to spend and to which end-users the campaign should be directed.

•	We are responsible for the cost of these marketing campaigns, regardless of whether the developer’s game generates revenues.

2.	Indicators of control in ASC 606-10-55-39

We evaluated the indicators (a) primary responsibility for fulfillment, (b) inventory risk, and (c) pricing latitude as follows:

U.S. Securities and Exchange Commission October 13, 2020

a.	Primary responsibility for fulfillment – ASC 606-10-55-39(a) states: “The entity is primarily responsible for fulfilling the promise to provide the specified good or service. This typically includes responsibility for the acceptability of the specified good or service (for example, primary responsibility for the good or service meeting customer specifications). If the entity is primarily responsible for fulfilling the promise to provide the specified good or service, this may indicate that the other party involved in providing the specified good or service is acting on the entity’s behalf.”

We are primarily responsible to the game developer for providing the marketing services. We contract directly with the third-party online advertising networks and social media platforms and assume full responsibility for the related marketing campaigns. The game developer is not party to the contracts with the third-party advertisers, and has no visibility into the parameters of the marketing campaigns, including budget, demographic of end-users to target and timeframe. The game developer holds us primarily responsible for providing the Monetization services, which includes running marketing campaigns to draw new users and increase paid Competitions.

b.	Inventory risk – ASC 606-10-55-39(b) states: “The entity has inventory risk before the specified good or service has been transferred to a customer or after transfer of control to the customer (for example, if the customer has a right of return). For example, if the entity obtains, or commits to obtain, the specified good or service before obtaining a contract with a customer, that may indicate that the entity has the ability to direct the use of, and obtain substantially all of the remaining benefits from, the good or service before it is transferred to the customer.”

We bear inventory risk associated with the marketing services as we are responsible for the cost of these marketing campaigns, regardless of whether or not revenues are earned from the developer’s game. Skillz only recovers a portion of the costs associated with providing the marketing services through its profit share with the game developer. We enter into separate contractual agreements with the third-party online advertising networks and social media platforms through which we agree to purchase marketing services across the entire Skillz platform which we direct the use of by determining which games to promote and how much to spend on each developer’s game.

c.	Pricing latitude – ASC 606-10-55-39(c) states: “The entity has discretion in establishing the price for the specified good or service. Establishing the price that the customer pays for the specified good or service may indicate that the entity has the ability to direct the use of that good or service and obtain substantially all of the remaining benefits. However, an agent can have discretion in establishing prices in some cases. For example, an agent may have some flexibility in setting prices in order to generate additional revenue from its service of arranging for goods or services to be provided by other parties to customers.”

Skillz receives compensation for its marketing services through its monthly profit share of the commission earned from paid Competitions. The profit share rate and inputs to its calculation are negotiated with the game developer and established in the developer agreement. As a result, we have discretion in establishing the price for the marketing services.

U.S. Securities and Exchange Commission October 13, 2020

Based on these considerations, we believe we control the marketing services.

31.	We note from your disclosure that you are entitled to a revenue share based on entry fees net of end-user prizes and other costs. Please revise to clarify, if true, that end-user incentives are not paid for by game developers.

Response: In response to the Staff’s comment, as described in our response to question 28, we note end-user incentives are not paid for by game developers. We have updated our disclosure to clarify that end-user incentives are not paid for by game developers. The Company has revised its disclosure in Note 2 of the annual financial statements accordingly.

Cash and Cash Equivalents, page F-34

32.	We note that you collect payments from the end-user gameplayers and are responsible for distributing prize money on behalf of the game developers. Please disclose how you account for the cash collected and dispersed on behalf of the game developers and where such funds are classified on your balance sheet. Also, tell us whether you have legal title to such funds and whether there are any restrictions on such funds.

Response: Cash collected on behalf of the game developer from end-users is classified as cash and equivalents. A corresponding end-user liability is recorded within current liabilities, until the funds are withdrawn by the end-users or used to enter into paid competitions. The Company has legal title to the funds and there are no restrictions on such funds.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Eli Baker, President, Chief Financial Officer and Secretary, Flying Eagle Acqusition Corp.